SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of   MARCH ,  2003 .
                                        --------   ----

                              IMA EXPLORATION INC.
                  -------------------------------------------
                 (Translation of registrant's name into English)

 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                       IMA Exploration Inc.
                                       (Registrant)

Date   March 3, 2003                   By  /s/ William Lee
     ------------------------------        -------------------------------------
                                              (Signature)



William Lee, Director and Chief Financial Officer
-------------------------------------------------
1 Print the name and title of the signing officer under his signature.

                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act


                             MATERIAL CHANGE REPORT

                      Section 85(1) of the Securities Act,
                 British Columbia (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
        Section 75(2) of the Securities Act, Ontario (the "Ontario Act")


1.   Reporting Issuer

     The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #709 - 837 West Hastings Street
     Vancouver, BC
     V6C 3N6
     Phone:  (604) 687-1828


2.   Date of Material Change

     March 3, 2003


3.   Press Release

     A press release dated March 3, 2003, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.


4.   Summary of Material Change(s)

     Please see attached press release for details.


5.   Full Description of Material Change

     Please see attached press release for full details.


6. Reliance on Section 85(2) of the British Columbia Act, Section 118(2) of the Alberta Act and Section 75(3) of the Ontario Act

     Not Applicable

7.   Omitted Information

     Not Applicable


8.   Senior Officer

     The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     William Lee
     Chief Financial Officer
     Phone:  (604) 687-1828


9.   Statement of Senior Officer

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 3rd day of March, 2003.




                                            /s/ William Lee
                                            ------------------------------------
                                            William Lee, Chief Financial Officer

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
          Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.como e-mail: info@imaexploration.com

               TSX Venture Exchange: IMR - OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                       March 3, 2003
                         IMA COMPLETES DRILL PROGRAM AT
                                LAS BAYAS PROJECT

IMA Exploration Inc. announces the completion of drilling on its Las Bayas project in Patagonia, Argentina. 1,953 metres of NQ core were recovered from 19 drill holes targeting six veins on Eagle and Mincor Hills. Preliminary gold and silver results have been received and are being interpreted by IMA geologists; highlights of these results follow.

Eighteen of the 19 drill holes completed intersected the targeted low-sulphidation quartz veins; these intersections ranged in width from 0.4 to
22.1 metres of vein material. This drilling tested approximately 900 metres of the mapped 15,000 metre strike length of veins exposed at Las Bayas Hill. Future work at Las Bayas will be determined after the results have been fully evaluated and is expected to focus on the remainder of the outlying portions of the 28,581 hectare property, including the 10 kilometre long Las Bayas mineralized trend.

                                                                         GOLD
                                                                      EQUIVALENT
                         LENGTH          GOLD          SILVER           (g/t)
DDH                       (m)            (g/t)          (g/t)         (Au+Ag/70)
-----------              ------          -----         ------         ----------

LB03-01                   5.1            0.96            36.9            1.48
including                 1.3            2.62            33.0            3.09

LB03-05                   5.0            0.73            51.5            1.47
including                 2.0            1.48           101.9            2.93

LB03-07                   0.7            1.02            n/a              n/a


The Company holds over 100,000 hectares of property in the Patagonia region of Argentina and has been active in the region for the past three years. Regional work outside of the Las Bayas gold project consists of an ongoing review of IMA's highly prospective property package, as well as seeking out new exploration opportunities.

The Company's network of contacts in Argentina has been developed over the past 10 years, enabling IMA to quickly identify new opportunities. IMA is active in developing and implementing exploration programs that best facilitate environmental protection and that best respect the history and values of local communities.

ON BEHALF OF THE BOARD

/s/ Gerald G. Carlson
------------------------------
Dr. Gerald G. Carlson, P.Eng.,
Chairman

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email INFO@IMAEXPLORATION.COM, or visit the Company's web site at HTTP://WWW.IMAEXPLORATION.COM. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2003 Number 6